UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 12b-25

SEC FILE NUMBER
333-73872
CUSIP NUMBER
02565P1075
NOTIFICATION OF LATE FILING

(Check One): [] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X ] Form 10-Q
[ ] Form N-SAR
For Period Ended: September 30, 2005

[  ]	Transition Report on Form 10-K
[  ]	Transition Report on Form 20-F
[  ]	Transition Report on Form 11-K
[  ]	Transition Report on Form 10-Q
[  ]	Transition Report on Form N-SAR
For the Transition Period Ended: ________

PART I – REGISTRANT INFORMATON

American Enterprise Development Corporation
(Name of small business issuer in its charter)

Texas
(State or other jurisdiction of incorporation or organization)	76-0649310
I.R.S. Employer Identification No.)

1240 Blalock Rd., Ste. 150, Houston, Texas
(Address of principal executive offices)	77055
(Zip Code)

Issuer's telephone number (713) 266-3700
PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
[   ]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]	(b) The subject annual report, semi-annual report, transition report on Form 10-K,Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[   ]	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.
The Registrant experienced delays in acquiring valuation data on certainportfolio investments and consequently was not able to complete the preparation of its financial statements before November 14, 2005.
PART IV-- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Jonathan C. Gilchrist
(Name)	(713)
(Area Code)	249-1428
(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X ] Yes  [  ] No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X] Yes [] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
In the third quarter of 2004, the Company expensed approximately $90,000 in costs related to its unsuccessful public offering; there is no comparable expense this year.  Also, in the third quarter last year, there was an unrealized gain of about $30,000; this year there is an unrealized loss of about $400,000.

American Enterprise Development Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date November 15, 2005  By __//s//__Jonathan C. Gilchrist, President____

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).